Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

January 25, 2019

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Variable Products Fund, Inc. Registration Statement on Form N-14 File No. 333-228555

Dear Ms. Fettig:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the registration statement filed on Form N-14 (the “Registration Statement”) of AB Variable Products Fund, Inc. (the “Registrant”). The Registration Statement, which was filed with the SEC on November 26, 2018, relates to the proposed acquisition of AB Value Portfolio (the “Acquired Portfolio” and together, the “Portfolios”) by AB Growth and Income Portfolio (the “Acquiring Portfolio”), each a series of the Registrant. The Registration Statement contains an Information Statement/Prospectus (the “Information Statement”), which is an information statement for the Acquired Portfolio and a prospectus for the Acquiring Portfolio.

You provided the Staff’s comments to me by telephone on December 12, 2018. Responses to each of the Staff’s comments are set forth below. Changes referenced will be reflected in the definitive Information Statement to be filed pursuant to Rule 497 under the Securities Act of 1933.

Information Statement Disclosure Comments

Comment 1:	Cover Letter to Contractholders: Better explain the nexus between the contractholder and the contractholder’s investment in the Acquired Portfolio. The Staff notes that Registrant’s disclosure in the response to Question 2 under “Questions and Answers” is clearer in this regard.

Response:	The Information Statement will be revised in response to this comment.

Comment 2:	Questions and Answers: Please explain supplementally why no shareholder vote is required for the Acquisition; note any consideration of Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), and state law.

Response:

Both Portfolios are series of the Registrant, a Maryland corporation. Neither Maryland law nor the charter of the Portfolios requires a vote by shareholders of either Portfolio to approve the Acquisition.

The Registrant’s Board of Directors (“Board”) has concluded that the Portfolios may rely on Rule 17a-8 to effect the Acquisition without the vote of the shareholders of the Acquired Fund. The Registrant’s Board has made the required determinations under Rule 17a-8 for this purpose.

Comment 3:	Questions and Answers: In the response to Question 1, better explain the nexus between the contractholder and the contractholder’s investment in the Acquired Portfolio.

Response:	The Information Statement will be revised in response to this comment.

Comment 4:	Questions and Answers: In the response to Question 2, disclose that there will be no increase in Rule 12b-1 fees for the Acquired Portfolio.

Response:	The Information Statement will be revised in response to this comment.

Comment 5:	Questions and Answers: In the response to Question 3, clarify that the “reduction in expenses” for the Acquired Portfolio means total fund expenses.

Response:	The Information Statement will be revised in response to this comment.

Comment 6:	Questions and Answers: In the response to Question 5, please disclose the impact of the estimated expenses of the Acquisition on each Portfolio's net asset value ("NAV").

Response:	The Registrant notes that the impact of the estimated expenses on each Portfolio's NAV is disclosed in the section "Information about the Transaction — Description of the Plan." The Information Statement will not be revised in response to this comment.

Comment 7:	Questions and Answers: The response to Question 6 incorporates by reference the registration statement and shareholder reports of the Portfolios. Please include the SEC file numbers for the registration statement and shareholder reports referenced.

Response:	The Information Statement will be revised in response to this comment.

Comment 8:	Summary: Add disclosure that briefly discusses the material aspects of the Plan of Acquisition and Liquidation. Consider including a table reflecting the Portfolios and the classes thereof involved in the Acquisition.

Response:	The Information Statement will be revised in response to this comment.

Comment 9:	Summary – Comparison of Performance: Include a cross-reference to “Appendix B – Portfolio Performance.”

Response:	The Information Statement will be revised in response to this comment.

Comment 10:	Summary – Comparison of Performance: Consider presenting Portfolio performance in this section in table format for ease of readability.

Response:	The Registrant notes that Item 3 of Form N-14 does not require a chart comparing Portfolio performance. Portfolio performance is presented in table format in Appendix B, in accordance with Items 5 and 6 of Form N-14. The Information Statement will not be revised in response to this comment.

Comment 11:	Summary – Comparison of Performance: Disclose that performance numbers would be lower if performance reflected charges associated with the contractholders’ accounts.

Response:	The Information Statement will be revised in response to this comment.

Comment 12:	Summary – Comparison of Investment Objectives and Policies: Include a cross-reference to “Appendix A – Comparison of Investment Objectives and Policies.”

Response:	The Information Statement will be revised in response to this comment.

Comment 13:	Summary – Comparison of Investment Objectives and Policies: Confirm that each Portfolio has a tilt towards large-capitalization companies. The Staff notes that the Acquired Portfolio discloses a policy for investing primarily in equity securities of U.S. companies with relatively large market capitalizations, while the Acquiring Portfolio discloses that it may be attracted to investments in companies with different market capitalizations. Consider including disclosure that the Acquired Portfolio has a current tilt towards large-capitalization companies.

Response:	The Information Statement will be revised in response to this comment.

Comment 14:	Summary – Comparison of Investment Objectives and Policies: The disclosure states that the Acquiring Portfolio pursues a “relative value investment strategy,” while the Acquired Portfolio pursues a “deep value investment strategy.” Please use “plain English” to describe the difference in investment strategy.

Response:	The Information Statement will be revised in response to this comment.

Comment 15:	Summary – Comparison of Investment Objectives and Policies: The disclosure states that the transaction costs associated with selling equity securities of the Acquired Portfolio and purchasing securities in anticipation of the Acquisition are expected to total approximately $283,800. Confirm that the amount of $283,800 is accurate.

Response:	Registrant confirms that this amount is accurate.

Comment 16:	Summary – Comparison of Investment Objectives and Policies: The disclosure states that “the Acquisition will result in expense ratio savings for shareholders of both Portfolios, particularly for shareholders of Value Portfolio whose annual total expense ratio will be reduced by 33 basis points following the Acquisition.” Other elements of costs in this section refer to dollar amounts (e.g., transaction costs). Consider also providing a dollar amount for expense ratio savings.

Response:	Registrant believes that the use of dollar amounts for estimated transaction costs is more appropriate and useful than for estimated expense ratio savings, which such savings will ultimately depend on the asset levels of the Portfolios at various points in the future. Given these circumstances, Registrant believes its current description of expense savings in basis points rather than in dollar amounts is more helpful to an investor’s understanding of estimated expense savings.

Comment 17:	Summary – Principal Risks: Please move the discussion of principal risks, so that it immediately follows the Summary, as required by Item 3(c) of Form N-14. Please also incorporate Appendix C (Description of Principal Risks of the Portfolios) into the body of the Information Statement.

Response:	The Information Statement will be revised in response to this comment.

Comment 18:	Summary – Federal Income Tax Consequences: The first paragraph references the treatment of annuity contracts under the Internal Revenue Code but not the treatment of life insurance contracts.

Response:	The Information Statement will be revised in response to this comment.

Comment 19:	Summary – Service Providers: The disclosure states that the same service providers will continue in their capacity after the Acquisition. Please list the key service providers.

Response:	This section compares service providers of the Portfolios and highlights any differences, as required by Item 3(b) of Form N-14. The key service providers are identified later under “Information About the Portfolios – Distributor” and “Information About the Portfolios – Other Service Providers.” The Information Statement will not be revised in response to this comment.

Comment 20:	Information About the Transaction – Description of the Plan: In disclosing that the completion of the Acquisition is subject to certain conditions, note that the conditions include receipt of a tax opinion by the Acquired Portfolio.

Response:	The Information Statement will be revised in response to this comment.

Comment 21:	Information about the Transaction – Reasons for the Acquisition: Please disclose any adverse factors that the Board may have considered during its deliberations.

Response:	The information and factors considered by the Board are disclosed in the referenced section. The Information Statement has not been revised in response to this comment.

Comment 22:	Information About the Transaction – Federal Income Tax Consequences: Consider the use of bullet points to make the tax opinion disclosure more “plain English.”

Response:	Registrant believes that the disclosure and format are “clear, concise and understandable” and consistent with the plain English directive. The Information Statement will not be revised in response to this comment.

Comment 23:	Information About the Portfolios – Management of the Portfolios: Although the disclosure describes the portfolio management team of each Portfolio, the disclosure should be clarified to indicate who will manage the combined Portfolio after the Acquisition.

Response:	The Information Statement will be revised in response to this comment.

Comment 24:	Information About the Portfolios – Advisory Agreement and Fees: Confirm that the description of the advisory fee arrangements is accurate.

Response:	Registrant has reviewed this disclosure and confirms that it is accurate.

Comment 25:	Appendix A (Comparison of Investment Objectives and Policies): Add disclosure to indicate which strategies are principal and which are non-principal.

Response:	The Information Statement will be revised in response to this comment.

Comment 26:	Appendix B (Portfolio Performance): In the second paragraph of this section, revise the disclosure referring to the variability of fund returns to also indicate that such information provides some indication of the risks of investing in the Fund.

Response:	The Information Statement will be revised in response to this comment.

Comment 27:	Appendix D (Certain Information Applicable to Class A and Class B Shares of Growth and Income Portfolio) – Advisory Agreement and Fees: Disclose that the information for both Portfolios is the same.

Response:	The Information Statement will be revised in response to this comment.

Comment 28:	Appendix H (Share Ownership Information): Include a cross-reference to Appendix H in the body of the Information Statement.

Response:	The Information Statement will be revised in response to this comment.

Comment 29:	Appendix H (Share Ownership Information): Include “control person” information and disclosure on the impact of votes being cast by control persons.

Response:	The Information Statement will be revised in response to this comment.

Comment 30:	Part C – Item 17: The Staff notes that Registrant did not include an undertaking to file an opinion of counsel supporting the tax matters discussed in the Registration Statement upon the closing date of the Acquisition.

Response:	The Registrant hereby undertakes to file an executed opinion of counsel supporting the tax matters discussed in the Registration Statement as an exhibit in a post-effective amendment to the Registration Statement upon the closing of the Acquisition.

Information Statement Accounting Comments

Comment 1a:	General: Please revise the disclosure to specify the accounting survivor.

Response:	The disclosure will be will be revised as requested in response to this comment.

Comment 1b:	General: Please confirm supplementally that the Acquiring Portfolio will be the accounting survivor.

Response:	Registrant confirms that the Acquiring Portfolio will be the accounting survivor.

Comment 2:	Summary – Comparison of Fees – Fee Table: Confirm that fees presented represent “current fees” in accordance with Item 3 of Form N-14.

Response:	To show “current fees,” Registrant has presented fees in the Fee Table as of September 30, 2018, a date more recent than each Portfolio’s most recent fiscal year end date.

Comment 3:	Summary – Comparison of Fees – Fee Table: Consider including disclosure in a footnote to the fee table that reorganization costs are not reflected in the fee table.

Response:	Registrant believes that the requested information is not required to be disclosed in a footnote to the fee table. Registrant notes that the fee table complies with the format prescribed in Item 3 of Form N-1A. Registrant further notes that projected expenses of the Acquisition are discussed and disclosed separately under “Information About the Transaction – Description of the Plan.” The Information Statement will not be revised in response to this comment.

Comment 4:	Summary – Comparison of Fees – Examples: Under “Examples” for the Acquired Portfolio, review and confirm that the dollar amount provided for AB Value Portfolio Class A for “After 3 Years” is accurate. The Staff believes that the dollar amount should be $293.

Response:	Registrant has reviewed and will revise this dollar amount in response to this comment.

Comment 5:	Summary – Comparison of Investment Objectives and Policies: Please confirm that both Portfolios have a tilt towards large-capitalization companies.

Response:	Registrant confirms that both Portfolios have a tilt towards large-capitalization companies.

Comment 6:	Summary – Federal Income Tax Consequences: Disclosure in this section states that “a portion of the assets of Value Portfolio may be sold in connection with the Acquisition [emphasis added],” although disclosure elsewhere in the Information Statement indicates more definitively that securities (i.e., Portfolio assets) will be sold. Please revise the disclosure to indicate that Portfolio assets will be sold in connection with the Acquisition.

Response:	This disclosure will be revised as requested in response to this comment.

Comment 7:	Information About the Transaction – Description of the Plan: The references to basis points in describing expenses of the Acquisition should be consistent for clarity. For example, “.10 basis points” should be “0.10 basis points” consistent with other references to basis points.

Response:	This disclosure will be revised as requested in response to this comment.

Comment 8:	Information About the Transaction – Federal Income Tax Consequences: Disclosure in this section states that “a portion of the assets of Value Portfolio may be sold in connection with the Acquisition [emphasis added],” although disclosure elsewhere in the Information Statement indicates more definitively that securities (i.e., Portfolio assets) will be sold. Please revise the disclosure to indicate that Portfolio assets will be sold in connection with the Acquisition.

Response:	This disclosure will be revised as requested in response to this comment.

Comment 9:	Information About the Portfolios – Management of the Portfolios: Although the disclosure describes the portfolio management team of each Portfolio, the disclosure should be clarified to indicate who will manage the combined Portfolio after the Acquisition.

Response:	This disclosure will be revised as requested in response to this comment.

Comment 10:	Appendix G – Capitalization: Please update the capitalization table as of a date within 30 days of the filing of the Registration Statement, given that pro forma financial statements are not included in the Registration Statement.

Response:	The capitalization table will be revised as requested in response to this comment.

Comment 11:	Appendix G – Capitalization: Please revise the “Pro Forma Adjustments” column in the capitalization table to clearly indicate negative numbers – e.g., through use of a negative sign or parentheses.

Response:	The capitalization table will be revised as requested in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq.
Stephen J. Laffey, Esq.
Paul M. Miller, Esq.